Exhibit 99.1

Management’s responsibility for financial reporting

The accompanying consolidated financial statements of Corus Entertainment Inc. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include a reconciliation to U.S. generally accepted accounting principles.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.  Financial statements are not precise since they include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects.  Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

Corus Entertainment Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.  During the past year, management has maintained the operating effectiveness of internal control over external financial reporting.  As at year end, we have determined that internal control over financial reporting is effective and Corus Entertainment Inc. has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (“SEC”) under Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”).  In compliance with Section 302 of SOX, Corus Entertainment Inc.’s Chief Executive Officer and Chief Financial Officer provided to the SEC a certification related to Corus Entertainment Inc.’s annual disclosure document in the U.S. (Form 40-F).  The same certification was provided to the Canadian Securities Administrators.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are outside unrelated directors.  The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting items, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors’ report.  The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders.  The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

signed	signed
John M. Cassaday President and Chief Executive Officer	Thomas C. Peddie fca Senior Vice President and Chief Financial Officer

Report of independent auditors

To the shareholders of Corus Entertainment Inc.
We have audited the consolidated balance sheets of Corus Entertainment Inc. (the “Company”) as at August 31, 2009 and 2008 and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2009 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Corus Entertainment Inc.’s internal control over financial reporting as of August 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 4, 2009 expressed an unqualified opinion thereon.

signed
Toronto, Canada November 4, 2009	Ernst & Young LLP Chartered Accountants Licensed Public Accountants

Independent auditors’ report on internal controls under the standards of the Public Company Accounting Oversight Board (United States)

The shareholders of Corus Entertainment Inc.
We have audited Corus Entertainment Inc.’s (the “Company”) internal control over financial reporting as of August 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s responsibility for financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Corus Entertainment Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2009, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at August 31, 2009 and 2008, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2009 of Corus Entertainment Inc. and our report dated November 4, 2009 expressed an unqualified opinion thereon.

signed
Toronto, Canada November 4, 2009	Ernst & Young LLP Chartered Accountants Licensed Public Accountants

CORUS ENTERTAINMENT INC.
Consolidated Balance Sheets
As at August 31
(in thousands of Canadian dollars)

	2009	2008
ASSETS (note 9)
Current
Cash and cash equivalents	10,922	19,642
Accounts receivable (notes 3 and 26)	146,784	157,440
Income taxes recoverable	7,267	1,615
Prepaid expenses and other	14,377	10,135
Program and film rights	146,195	131,301
Future tax asset (note 14)	1,788	9,593
Total current assets	327,333	329,726

Tax credits receivable	26,698	21,952
Investments and other assets (note 4)	23,693	93,086
Property, plant and equipment (note 5)	76,450	73,562
Program and film rights	92,579	103,163
Film investments (note 6)	92,180	80,819
Broadcast licenses (note 7)	561,741	533,491
Goodwill (note 7)	674,029	797,854
	1,874,703	2,033,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 8)	171,055	196,026

Long-term debt (note 9)	651,767	692,750
Other long-term liabilities (note 10)	73,360	59,936
Future tax liability (note 14)	102,842	87,699
Total liabilities	999,024	1,036,411

Non-controlling interest	21,401	20,237

SHAREHOLDERS’ EQUITY
Share capital (note 11)	840,602	848,257
Contributed surplus	17,303	17,304
Retained earnings	20,380	131,594
Accumulated other comprehensive loss (note 22)	(24,007)	(20,150)
Total shareholders’ equity	854,278	977,005
	1,874,703	2,033,653

Commitments, contingencies and guarantees (notes 9 and 25)

See accompanying notes

On behalf of the Board:

John M. Cassaday                           Heather A. Shaw
Director                                           Director

CORUS ENTERTAINMENT INC.
Consolidated Statements of Income (loss) and Comprehensive Income (loss)
For the years ended August 31
(in thousands of Canadian dollars, except per share amounts)

	2009	2008	2007
Revenues (notes 24 and 26)	788,718	787,156	768,743
Direct cost of sales, general and administrative expenses (notes 11, 21, 25 and 26)	537,528	535,026	527,822
Depreciation	20,704	22,054	21,556
Amortization	-	-	1,555
Interest expense (notes 9 and 12)	37,426	41,313	35,838
Broadcast license and goodwill impairment (note 7)	175,000	-	-
Disputed regulatory fees (notes 8, 25 and 28)	5,258	10,936	-
Other expense, net (notes 13 and 21)	8,428	7,853	9,800
Income before income taxes and non-controlling interest	4,374	169,974	172,172
Income tax expense (note 14)	56,350	35,519	59,813
Non-controlling interest	4,659	4,620	5,341
Net income (loss) for the year	(56,635)	129,835	107,018

Earnings (loss) per share (note 11)
Basic	$(0.71)	$1.57	$1.27
Diluted	$(0.71)	$1.54	$1.23

Net income (loss) for the year	(56,635)	129,835	107,018
Other comprehensive loss, net of tax
Unrealized foreign currency translation adjustment	718	(23)	(641)
Unrealized change in fair value of available-for-sale investments	(253)	(1,114)	-
Recognition of change in fair value of available-fors sale assets in net income	1,692	-	-
Unrealized change in fair value of cash-flow hedges	(6,014)	(13,851)	-
	(3,857)	(14,988)	(641)
Comprehensive income (loss) for the year	(60,492)	114,847	106,377

See accompanying notes

CORUS ENTERTAINMENT INC.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended August 31
(in thousands of Canadian dollars)

	2009	2008	2007
Share capital
Balance, beginning of year	848,257	882,244	870,563
Issuance of shares under stock option plan	597	12,338	27,676
Shares repurchased (note 11)	(8,450)	(46,555)	(16,229)
Repayment of executive stock purchase loans	198	230	234
Balance, end of year	840,602	848,257	882,244

Contributed surplus
Balance, beginning of year	17,304	10,250	6,878
Stock-based compensation	5,154	7,904	4,133
Settlement of long-term incentive plan (note 11)	(5,138)	-	-
Exercise of stock options	(17)	(850)	(761)
Balance, end of year	17,303	17,304	10,250

Retained earnings
Balance, beginning of year	131,594	95,568	51,585
Cumulative impact of accounting changes	-	(1,594)	-
Adjusted opening balance	131,594	93,974	51,585
Net income (loss) for the year	(56,635)	129,835	107,018
Dividends declared (note 11)	(47,946)	(47,326)	(42,842)
Shares repurchased excess (note 11)	(6,633)	(44,889)	(20,193)
Balance, end of year	20,380	131,594	95,568

Accumulated other comprehensive loss
Balance, beginning of year	(20,150)	(12,169)	(11,528)
Cumulative impact of accounting changes	-	7,007	-
Adjusted opening balance	(20,150)	(5,162)	(11,528)
Other comprehensive loss, net of tax	(3,857)	(14,988)	(641)
Balance, end of year	(24,007)	(20,150)	(12,169)

See accompanying notes

CORUS ENTERTAINMENT INC.
Consolidated Statements of Cash Flows
For the years ended August 31
(in thousands of Canadian dollars)

	2009	2008	2007
OPERATING ACTIVITIES
Net income (loss) for the year	(56,635)	129,835	107,018
Add (deduct) non-cash items:
Depreciation	20,704	22,054	21,556
Broadcast license and goodwill impairment	175,000	-	-
Amortization of program rights	159,532	145,661	138,711
Amortization of film investments	25,545	28,393	38,781
Future income taxes	13,637	(7,321)	16,295
Non-controlling interest	4,659	4,620	5,341
Stock-based compensation	4,974	7,971	13,066
Imputed interest	7,054	6,390	1,307
Other	(432)	2,203	1,097
Net change in non-cash working capital balances related to operations (note 20)	(8,309)	(11,018)	(27,810)
Payment of program and film rights	(189,583)	(141,917)	(156,220)
Net additions to film investments	(42,907)	(56,293)	(56,069)
Cash provided by operating activities	113,239	130,578	103,073

INVESTING ACTIVITIES
Additions to property, plant and equipment	(22,503)	(17,552)	(20,287)
Business combinations	(76,533)	(774)	(64,692)
Cash held in escrow	74,950	(74,950)	-
Net cash flows for investments and other assets	6,966	(4,251)	20,679
Decrease in public benefits associated with acquisitions	(2,744)	(3,993)	(6,498)
Cash used in investing activities	(19,864)	(101,520)	(70,798)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	(40,219)	85,594	14,388
Notes repurchase and swap termination	-	-	(634)
Issuance of shares under stock option plan	580	11,488	26,915
Shares repurchased	(15,083)	(91,444)	(36,422)
Dividends paid	(48,021)	(46,284)	(44,845)
Dividend paid to non-controlling interest	(2,994)	(1,742)	(1,524)
Other	3,642	(375)	(442)
Cash used in financing activities	(102,095)	(42,763)	(42,564)

Net decrease in cash and cash equivalents during the year	(8,720)	(13,705)	(10,289)
Cash and cash equivalents, beginning of year	19,642	33,347	43,636
Cash and cash equivalents, end of year	10,922	19,642	33,347

Supplemental cash flow disclosures (note 20)

See accompanying notes

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

1.	Basis of presentation
Corus Entertainment Inc. (“Corus” or the “Company”) is a diversified Canadian communications and entertainment company. The Company is incorporated under the Canada Business Corporations Act and its Class B Non-Voting Shares are listed on the Toronto and New York stock exchanges.

2.	Significant accounting policies
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The effects of differences between the application of Canadian and U.S. GAAP on the consolidated financial statements of the Company are described in note 23.

Changes in accounting policies
On September 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments - Disclosures” and Section 3863, “Financial Instruments - Presentation”, with no restatement of prior periods.

Section 1535 establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital.  The required disclosures are included in note 18 to the consolidated financial statements.

Section 3862 and Section 3863 enhance existing disclosures in previously issued Section 3861, ‘‘Financial Instruments - Disclosure and Presentation’’. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. The required disclosures are included in note 19 to the consolidated financial statements.

During fiscal 2009, the CICA issued Emerging Issues Committee abstract EIC-173, “Credit risk  and the fair value of financial assets and liabilities”, which requires that an entity take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and liabilities, including derivative instruments.  The adoption of EIC-173 did not have a significant impact on the Company.

Basis of consolidation
The consolidated financial statements include the accounts of Corus and all of its subsidiaries, all of which are wholly owned except for Country Music Television Limited (80% interest), Telelatino Network Inc. (50.5% interest), Discovery Kids Canada (53.6% interest), DUSK (51% interest) and Cosmopolitan TV (54% interest), as well as its proportionate share of the accounts of its joint ventures. Investments in entities over which the Company exercises significant influence are accounted for using the equity method.  Intercompany transactions and balances have been eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s consolidated financial statements include future revenue projections for investments in film and television programs; provisions for doubtful accounts to reflect credit exposures; valuation allowances and impairment assessments for various assets including investments in film and television programs; property, plant and equipment; long-term investments; current and future income taxes; broadcast licenses and goodwill. Actual results could differ from those estimates.

Revenue recognition
Advertising revenues are recognized in the period in which the advertising is aired under broadcast contracts.

Affiliate subscriber fee revenues are recognized monthly based on subscriber levels.

Product and distribution revenues from the distribution and licensing of film rights are recognized when all of the following conditions are met: (i) persuasive evidence of a sale or licensing arrangement with a customer exists; (ii) the film is complete and has been delivered or is available for immediate and unconditional delivery; (iii) the license period of the arrangement has begun; (iv) the arrangement fee is fixed or determinable; and (v) collection of the arrangement fee is reasonably assured. Non-refundable recoupable minimum guarantees received under licensing arrangements for home videos where film titles are cross-collateralized are deferred and recognized as revenue over the license term when the underlying home videos are sold as reported by third parties.

Customer advances on contracts are recorded as unearned revenue until all of the foregoing revenue recognition conditions have been met.

Non-refundable advances that are not cross-collateralized and royalties from merchandise licensing, publishing and music contracts are recognized when the license period has commenced and collection is reasonably assured. Advances that are cross-collateralized are deferred and recognized as revenue over the license term when the underlying royalties are reported as earned by third parties.

Cash and cash equivalents
Cash and cash equivalents include cash and short-term deposits with maturities of less than three months at the date of purchase.  Cash that is held in escrow, or otherwise restricted from use, is excluded from current assets and is reported separately from cash and cash equivalents.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Property, plant and equipment
Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Land and assets not available for use	Not depreciated
Broadcasting equipment	10 years
Production equipment	5 years
Leasehold improvements	Lease term
Buildings	20-40 years
Computer equipment	3 years
Furniture and fixtures	7 years
Other	4-10 years

Program rights
Program rights represent contract rights acquired from third parties to broadcast television programs, feature films and radio programs. The assets and liabilities related to these rights are recorded when the license period has begun and all of the following conditions have been met: (i) the cost of the rights is known or reasonably determinable; (ii) the program material is accepted by the Company in accordance with the license agreement; and (iii) the material is available to the Company for airing. Long-term liabilities related to these rights are recorded at the net present values of future cash flows, using an appropriate discount rate. These costs are amortized over the contracted exhibition period as the programs or feature films are aired. Program and film rights are carried at the lower of cost less accumulated amortization and net recoverable amount.

Amortization of program and film rights is included in direct cost of sales, general and administrative expenses and has been disclosed separately in the consolidated statements of cash flows.

Film investments
Film investments represent the costs of projects in development, projects in process, the unamortized costs of proprietary films and television programs that have been produced by the Company or for which the Company has acquired distribution rights, and investments in third-party-produced film projects. Such costs include development and production expenditures and attributed studio and other costs that are expected to benefit future periods.

The Company accounts for projects in process and development, completed projects and distribution rights in accordance with the American Institute of Certified Public Accountants Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SOP 00-2”).

The individual-film-forecast-computation method is used to determine amortization. The capitalized costs and the estimated total costs of participations and residuals, net of anticipated federal and provincial program contributions, production tax credits and co-producers’ shares of production costs, are charged to amortization expense on a series or program basis in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). Ultimate revenue is projected for periods not exceeding 10 years from the date of delivery or acquisition. For episodic television series, SOP 00-2 requires that ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. Estimates of gross revenue can change significantly due to the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted. Such adjustments could have a material effect on the results of operations in future periods.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

The Company reviews the status of projects in development quarterly. If, in the opinion of management, any such projects will not progress toward production, the accumulated costs are charged to direct cost of sales. Projects are written off at the earlier of: (i) the date determined not to be recoverable, or when projects under development are abandoned; and (ii) three years from the date of the initial investment.

Projects in process represent the accumulated costs of television series or feature films currently in production.

Completed project and distribution rights are stated at the lower of unamortized cost and estimated net realizable value as determined on a series or program basis. Revenue and cost forecasts for each production are evaluated quarterly in connection with a comprehensive review of the Company’s film investments, on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost, the fair value of the film is determined using management’s estimates of future revenues under a discounted cash flow approach. A writedown is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film.

Investments in third-party-produced film projects are carried at the lower of cost and estimated net realizable value.

Amortization of film investments is included in direct cost of sales, general and administrative expenses and has been disclosed separately in the consolidated statements of cash flows.

Broadcast licenses and goodwill
The cost incurred in a business combination is allocated to the fair value of related identifiable tangible and intangible assets acquired. Historically, identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill.

Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without substantial cost and without material modification of the existing terms and conditions of the license.

Broadcast licenses and goodwill are tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. The Company has selected August 31 as the date it performs its annual impairment test.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Goodwill impairment is determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit by using various valuation techniques with the primary methods employed being a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the DCF analysis are based on the Company’s budgets and business plans, and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, the Company evaluates its results against other value indicators such as comparable company public trading values, research analyst estimates and values observed in private market transactions. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is required to be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The impairment test for broadcast licenses consists of comparing the carrying amount of broadcast licenses to their fair values.  If the carrying amount exceeds its fair value, an impairment charge is then recognized on the consolidated statements of income (loss).  The Company uses a direct-method valuation approach known as the Greenfield income valuation method in determining fair value.  Under this method, the Company projects the cash flows that would be generated by each of its units of accounting as if the unit of accounting were to commence operations in each of its markets at the beginning of the valuation period.  This cash flow stream is discounted to arrive at a value for the broadcast license.  The Company assumes the competitive situation that exists in each market remains unchanged, with the exception that its unit of accounting was just beginning operations.  Major assumptions involved in this analysis include revenue growth rates, profit margin, duration and profile of the start-up period, estimated start-up costs and losses incurred during the build-up period, the risk-adjusted discount rate and terminal values.  For its radio stations, the Company has determined the unit of accounting to be all of its stations in a local market.  For its television operations, the Company has determined the unit of accounting to be each individual broadcast license.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Government financing and assistance
The Company has access to several government programs that are designed to assist film and television production in Canada. Funding from certain programs provides a supplement to a series’ Canadian license fee and is recorded as revenue when cash has been received. Government assistance with respect to federal and provincial production tax credits is recorded as a reduction of film investments when eligible expenditures are made and there is reasonable assurance of realization. Assistance in connection with equity investments is recorded as a reduction in film investments.

Government grants approved for specific publishing projects are recorded as revenue when the related expenses are incurred.

Income taxes
The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Foreign currency translation
The assets and liabilities of the Company’s self-sustaining operations having a functional currency that is not in Canadian dollars are translated into Canadian dollars using the exchange rate in effect at the consolidated balance sheet dates, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are recorded in other comprehensive loss for the year.

For integrated foreign operations and domestic assets and liabilities denominated in foreign currencies, monetary items are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are included in net income (loss) for the year.

Financial instruments and hedging relationships
The Company has classified its cash equivalents and derivative financial instruments that are not designated as hedges as held-for-trading.  They are presented at their fair value and gains or losses arising on revaluation at the end of each year are included in net income (loss) for the year. Accounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities and certain components of other long-term liabilities are classified as other financial liabilities and are also measured at amortized cost.  Investments in equity instruments are considered available-for-sale.  Available-for-sale investments are carried at fair value on the consolidated balance sheets, with changes in fair value recorded in other comprehensive loss, until such time as the investments are disposed of or an other-than-temporary impairment has occurred, in which case the impairment is recorded in net income (loss) for the year. Long-term debt instruments have been classified as other financial liabilities and are measured at amortized cost. Financial instruments measured at amortized cost use the effective interest rate method of amortization.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in net income (loss) for the year unless they are effective cash flow hedging instruments.  Derivative financial instruments that are designated as cash flow hedges, such as interest rate swap agreements, are presented at their fair value, with gains or losses arising from the revaluation at the end of each year included in other comprehensive loss to the extent of hedge effectiveness.

Stock-based compensation and other stock-based payments
The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model and expensed over the option’s vesting period. Compensation expense related to the Performance Share Units and long-term incentive plan is accrued over the term of the service period based on the expected total compensation to be paid out at the end of the restriction period. Cash-settled instruments such as the Performance Share Units are classified as liabilities and measured at intrinsic value.  Equity-settled instruments such as stock options and awards under the long-term incentive plan are classified as equity and fair value is measured and fixed at the date of grant. Consideration paid by the Company under its Employee Share Purchase Plan is included in direct cost of sales, general and administrative expenses.

Earnings per share
Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of stock options is determined using the treasury stock method.

Impairment of long-lived assets
When events or circumstances indicate potential impairment, long-lived assets, other than broadcast licenses and goodwill, are written down to their fair value if the net carrying amount of the asset exceeds the net recoverable amount, calculated as the sum of undiscounted cash flows related to the asset.

Future accounting policy changes
In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets” replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The CICA also issued amendments to Section 1000, “Financial Statement Concepts”. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and will be adopted by the Company effective September 1, 2009.  Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards by eliminating the practice of recognizing as assets a variety of start-up, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. The Company does not anticipate that the adoption of Section 3064 will have a material impact on the results of operations in fiscal 2010 and beyond.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  Section 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Sections 1601 and 1602 establish standards for the preparation of consolidated financial statements and for the accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is currently evaluating the effects of adopting these changes.

3.	Accounts receivable

	2009	2008
Trade	136,311	152,951
Other	13,868	8,173
	150,179	161,124
Less allowance for doubtful accounts	3,395	3,684
	146,784	157,440

4.	Investments and other assets

	2009	2008
Cash held in escrow (a)	-	74,950
Equity investments	10,229	12,506
Other (note 26)	13,464	5,630
	23,693	93,086

(a)	In fiscal 2008, the Company advanced cash into escrow to fund the purchase of an analog specialty service. The transaction closed and the Company gained control of the acquiree in fiscal 2009.

5.	Property, plant and equipment

2009	Cost	Accumulated depreciation	Net book value
Broadcasting equipment	24,486	9,958	14,528
Production equipment	43,993	34,610	9,383
Leasehold improvements	26,080	16,200	9,880
Buildings	18,357	6,606	11,751
Computer equipment	50,460	43,637	6,823
Furniture and fixtures	12,953	11,024	1,929
Assets under construction	14,350	-	14,350
Land	6,870	-	6,870
Other	1,761	825	936
	199,310	122,860	76,450

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

2008	Cost	Accumulated depreciation	Net book value
Broadcasting equipment	20,974	7,787	13,187
Production equipment	42,865	30,435	12,430
Leasehold improvements	25,790	12,811	12,979
Buildings	18,149	5,639	12,510
Computer equipment	45,720	36,245	9,475
Furniture and fixtures	12,949	10,444	2,505
Assets under construction	2,989	-	2,989
Land	6,814	-	6,814
Other	1,296	623	673
	177,546	103,984	73,562

6.	Film investments

	2009	2008
Projects in development and in process, net of advances	22,173	18,285
Completed projects and distribution rights	45,595	38,687
Investments in third-party-produced film projects	24,412	23,847
	92,180	80,819

During fiscal 2009, the Company reduced its investments in film and television programs by anticipated federal and Ontario production tax credits amounting to $15,221 (2008 - $16,185).

The Company expects that 25% and 62% of the net book value of completed projects and distribution rights will be amortized during the year ending August 31, 2010 and three years ending August 31, 2012, respectively. It is estimated that at least 80% will be amortized within five years.

The Company expects that $9,014 of accrued participation liabilities will be paid during the year ending August 31, 2010.

7.	Broadcast licenses and goodwill
Broadcast licenses and goodwill are tested for impairment annually as at August 31 or more frequently if events or changes in circumstances indicate that they may be impaired.  During the third quarter of fiscal 2009, the Company concluded that an interim goodwill and broadcast license impairment test was required for Radio.  This conclusion was based on an assessment of a number of factors, the most significant being the unprecedented double-digit decline in radio advertising revenues experienced in the third quarter and the completion of the Company's annual business planning cycle also during the third quarter. Each of these factors highlight adverse market factors affecting radio industry trading multiples in general and the Radio reporting unit’s value in particular.

The broadcast license impairment test indicated impairments in certain markets, and so the Company recorded a charge of $11,500 in the third quarter of fiscal 2009.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

With respect to the goodwill impairment test, the fair value of Radio was determined to be below its carrying amount.  As a result, a goodwill impairment charge of $163,500 was recorded at May 31, 2009.

The goodwill impairment was finalized in the fourth quarter, and resulted in no adjustments to the impairment charge recorded in the third quarter.

The changes in the book value of goodwill, by segment, for the year ended August 31, 2009 were as follows:

	Opening	Acquisitions	Dispositions	Impairment	Reallocation	Closing
Radio	419,983	-	-	(163,500)	(256,483)	-
West	-	-	-	-	129,289	129,289
Ontario	-	-	-	-	103,630	103,630
Quebec and other	-	-	-	-	23,564	23,564
Television	377,871	43,574	(3,899)	-	(417,546)	-
Kids	-	-	-	-	143,547	143,547
Specialty and Pay	-	-	-	-	273,999	273,999
	797,854	43,574	(3,899)	(163,500)	-	674,029

In fiscal 2009, goodwill was reallocated from the divisions in total to the new operating segments within the divisions (note 15).

Goodwill is located primarily within Canada.

8.	Accounts payable and accrued liabilities

	2009	2008
Trade accounts payable and accrued liabilities	65,743	79,066
Program rights payable	78,821	95,059
Film investment accruals	2,295	2,887
Dividends payable	8,002	8,078
Disputed regulatory fees (notes 25 and 28)	16,194	10,936
	171,055	196,026

As at August 31, 2008, the Company had $2,982 in accrued restructuring expenses in accounts payable and accrued liabilities.  In fiscal 2009, the Company recorded restructuring expenses of $8,632 in its Radio operations.  These costs are primarily severances related to strategic cost-saving initiatives being undertaken in the Quebec Radio operations, as well as a restructured sales function across the Radio division.  The Company anticipates that it will incur additional costs in fiscal 2010 in relation to these initiatives.  These amounts have not been quantified but are not expected to be material.   In fiscal 2009, $3,285 has been paid in respect of these provisions and as at August 31, 2009, $8,329 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2010.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

9.	Long-term debt

	2009	2008
Bank loans	653,564	695,767
Unamortized financing fees	(1,797)	(3,017)
	651,767	692,750

The Company has a credit facility with a syndicate of banks that matures on January 24, 2011.  The amount committed is $800,000, of which $300,000 is available on a revolving basis and $500,000 on a non-revolving basis, and is repayable at maturity.  In addition, the Company may at any time cancel the credit facilities.   Funds are available to the Company in both Canadian and U.S. dollars and incur interest on a fluctuating basis plus a margin.  As at August 31, 2009, $155,000 of the revolving facility and all of the non-revolving facility were utilized.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptance rates and LIBOR.  As at August 31, 2009, the weighted average interest rate on the outstanding bank loans was 1.6% (2008 - 4.4%).  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the non-revolving facility for the full term of the facility.  Interest on the bank loans, including the impact of the swap, averaged 4.2% for fiscal 2009 (2008 - 5.3%).

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  As well, unlimited guarantees are provided by certain subsidiaries.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the financial covenants provided under the bank loans as at August 31, 2009.

10.	Other long-term liabilities

	2009	2008
Public benefits associated with acquisitions	808	3,467
Unearned revenue	8,156	3,160
Program rights payable	25,435	31,719
Long-term employee obligations	2,386	1,332
Deferred leasehold inducements	5,117	5,488
Derivative fair value	17,851	9,381
Merchandising and trademark liabilities	10,885	2,991
Other	2,722	2,398
	73,360	59,936

11.	Share capital

Authorized
The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares and Class 1 and Class 2 Preferred Shares.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances.

The Class A Preferred Shares are redeemable at any time at the demand of Corus and retractable at any time at the demand of a holder of a Class A Preferred Share for an amount equal to the consideration received by Corus at the time of issuance of such Class A Preferred Shares. Holders of Class A Preferred Shares are entitled to receive a non-cumulative dividend at such rate as Corus’ Board of Directors may determine on the redemption amount of the Class A Preferred Shares. Each of the Class 1 Preferred Shares, the Class 2 Preferred Shares, the Class A Voting Shares and the Class B Non-Voting Shares rank junior to and are subject in all respects to the preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the Class A Preferred Shares in connection with the payment of dividends.

The Class 1 and Class 2 Preferred Shares are issuable in one or more series with attributes designated by the Board of Directors. The Class 1 Preferred Shares rank senior to the Class 2 Preferred Shares.

In the event of liquidation, dissolution or winding-up of Corus or other distribution of assets of Corus for the purpose of winding up its affairs, the holders of Class A Preferred Shares are entitled to a payment in priority to all other classes of shares of Corus to the extent of the redemption amount of the Class A Preferred Shares, but will not be entitled to any surplus in excess of that amount. The remaining property and assets will be available for distribution to the holders of the Class A Voting Shares and Class B Non-Voting Shares, which shall be paid or distributed equally, share for share, between the holders of the Class A Voting Shares and the Class B Non-Voting Shares, without preference or distinction.

Effective on February 1, 2008, the Class A Voting Shares and Class B Non-Voting Shares were split on a two-for-one basis.  Accordingly, in fiscal 2008, the comparative numbers of shares and per share amounts were retroactively adjusted to reflect the two-for-one split.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Issued and outstanding
The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2007 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2007	3,445,858	26,684	81,024,594	855,560	882,244
Issuance of shares under stock option plan	-	-	725,384	12,338	12,338
Shares repurchased	-	-	(4,388,400)	(46,555)	(46,555)
Repayment of executive stock purchase loans	-	-	-	230	230
Balance as at August 31, 2008	3,445,858	26,684	77,361,578	821,573	848,257
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,330)	(10)	1,330	10	-
Issuance of shares under stock option plan	-	-	40,132	597	597
Shares repurchased	-	-	(794,966)	(8,450)	(8,450)
Repayment of executive stock purchase loans	-	-	-	198	198
Balance as at August 31, 2009	3,444,528	26,674	76,608,074	813,928	840,602

There are no Class A Preferred Shares, Class 1 Preferred Shares or Class 2 Preferred Shares outstanding at August 31, 2009.

Stock option plan
Under the Company’s stock option plan (the “plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company. The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares. All options granted are for terms not to exceed 10 years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the changes to the stock options outstanding since August 31, 2007 is presented as follows:
	Number of options (#)	Weighted average exercise price ($)
Outstanding as at August 31, 2007	4,773,502	14.18
Granted	255,800	22.45
Forfeited or expired	(434,630)	19.18
Exercised	(725,384)	15.84
Outstanding as at August 31, 2008	3,869,288	13.85
Granted	464,500	17.62
Forfeited or expired	(904,406)	15.76
Exercised	(40,132)	14.44
Outstanding as at August 31, 2009	3,389,250	13.85

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

As at August 31, 2009, the options outstanding and exercisable consist of the following:

	Options outstanding			Options exercisable
Range of exercise prices ($)	Number outstanding (#)	Weighted average remaining contractual life (years)	Weighted average exercise price ($)	Number outstanding (#)	Weighted average exercise price ($)
9.53 - 11.90	1,364,710	1.6	11.22	1,364,710	11.22
11.95 - 16.13	1,279,740	2.1	13.49	1,154,740	13.21
17.62 - 22.65	744,800	6.1	19.30	83,450	21.50
	3,389,250	2.8	13.85	2,602,900	12.43

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the options’ vesting period on a straight-line basis. The Company has recorded stock-based compensation expense related to stock options for the year ended August 31, 2009 of $1,314 (2008 - $1,917; 2007 - $3,003).  This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at August 31, 2009 related to the Plan was $1,815.

The fair value of each option granted in fiscal 2009 and 2008 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2009	Fiscal 2008
Fair value	$3.12	$4.32
Expected life	5.4 years	5 years
Risk-free interest rate	2.77%	3.80%
Dividend yield	3.4%	2.8%
Volatility	24.7%	22.6%

On October 23, 2009, the Company granted a further 389,800 options for Class B Non-Voting Shares to eligible officers and employees of the Company.  These options are exercisable at $17.50 per share.

Dividends
The holders of Class A Voting Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Voting Shares, an additional dividend at a rate of $0.005 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Voting Shares and Class B Non-Voting Shares participate equally, on a share-for-share basis, on all subsequent dividends declared.

The total amount of dividends declared in fiscal 2009 was $47,946 (2008 - $47,326; 2007 - $42,842).

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Earnings per share
The following is a reconciliation of the numerator and denominator (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	2009	2008	2007
Net income (loss) for the year (numerator)	(56,635)	129,835	107,018

Weighted average number of shares outstanding (denominator)
Weighted average number of shares outstanding - basic	80,067	82,944	84,561
Effect of dilutive securities	-	1,575	2,095
Weighted average number of shares outstanding - diluted	80,067	84,519	86,656

The calculation of diluted loss per share for fiscal 2009 did not include the effect of any potentially dilutive securities as the assumed issuance of Class B Non-Voting Shares in that period is anti-dilutive. The calculation of diluted earnings per share for fiscal 2008 excluded 171,581 weighted average Class B Non-Voting Shares (2007 - nil) issuable under the plan because these options were not ‘in-the-money’.

Executive stock purchase loans
In October 2001, the Board of Directors of the Company authorized the granting of loans to certain of its executive officers in order to finance the acquisition of Class B Non-Voting Shares of the Company on the open market. These loans are non-interest-bearing and are secured by a promissory note and the relevant Class B Non-Voting Shares. Each loan has a 10-year term from December 1, 2001, with annual installments at the greater of 10% of the original principal or 10% of the employee’s pre-tax bonus for the most recently completed financial year of the Company. As at August 31, 2009, the Company had loans receivable of $518 (2008 - $716) from certain qualifying executive officers. As at August 31, 2009, the market value of the shares held as collateral for the loans was $1,437 (2008 - $2,015).

Performance Share Units
The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (the “TSX”) at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  Compensation expense related to the PSUs is accrued over the term of the restriction period based on the expected total compensation to be paid out at the end of the restriction period, factoring in the probability of any performance-based criteria being met during the period.  The stock-based compensation expense recorded in fiscal 2009 in respect of this plan was a recovery of $9 (2008 - expense of $1,264; 2007 - expense of $6,059).  A reduction in the Company’s share price led to an adjustment to the assumptions underlying the expense recognition of this plan in fiscal 2008 and 2009.  The current year’s recovery includes a charge of $171 (2008 - charge of  $1,197; 2007 - income of $2,874) generated by a total return swap entered into in fiscal 2007 in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Long-term incentive plan
In fiscal 2006, the Company implemented a long-term incentive plan for senior management based on shareholder appreciation targets.  Each unit granted under this plan entitles the participant to receive, at the Company’s option, one Class B Non-Voting Share or a cash payment in an amount equal to the closing price of one Class B Non-Voting Share traded on the TSX at the end of the restriction period. The 209,870 units granted in fiscal 2007 under this plan vested at the end of fiscal 2009.  In fiscal 2008 and 2009, 156,400 and 263,900 units were granted, respectively, with vesting periods between three and five years.  The stock-based compensation expense recorded in fiscal 2009 in respect of this plan was $3,841 (2008 - $5,987; 2007 - $1,130). This charge has been credited to contributed surplus.

Units that vested on August 31, 2008 were paid in cash in fiscal 2009.  This resulted in a reduction of $5.1 million to contributed surplus in fiscal 2009.

Other
The Company allows directors and senior management to receive their director’s fees or short-term incentive compensation, respectively, in the form of deferred share units.  Each deferred share unit has the same value as a Class B Non-Voting Share. These deferred share units are fully vested upon grant, and the value is paid in cash to the holder following termination of service or employment.  At August 31, 2009 there were 171,819 deferred share units outstanding (2008 - 161,355 deferred share units).

Normal course issuer bid
The shares purchased for cancellation since August 31, 2007 are as follows:

	Fiscal 2008			Fiscal 2009
Normal course issuer bid expiry date	#	$	Average	#	$	Average
February 14, 2008	1,570,400	38,479	24.50	-	-	-
February 14, 2009	2,818,000	52,965	18.80	794,966	15,083	18.97
	4,388,400	91,444	20.84	794,966	15,083	18.97

During fiscal 2009, the total cash consideration paid exceeded the carrying value of the shares repurchased by $6,633 (2008 - $44,889; 2007 - $20,193), which was charged to retained earnings.

12.	Interest expense

	2009	2008	2007
Interest on long-term debt	29,350	33,049	33,553
Imputed interest on long-term liabilities	7,054	6,390	1,307
Other	1,022	1,874	978
	37,426	41,313	35,838

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

13.	Other expense, net

	2009	2008	2007
Interest income	(1,206)	(1,042)	(841)
Foreign exchange losses	1,739	823	109
Losses from equity investments	318	1,343	857
Restructuring charges (note 8)	8,632	6,142	10,393
Gain on disposal (note 16)	(7,163)	-	-
Investment write-downs	6,228	-	-
Other	(120)	587	(718)
	8,428	7,853	9,800

14.	Income taxes

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax liability and asset as at August 31 are as follows:

	2009	2008
Deferred charges deducted for tax purposes capitalized for accounting purposes	599	681
Capital cost allowance in excess of book depreciation	(349)	(570)
Deferred partnership income	2,441	4,035
Differences in tax and accounting cost bases for investments	5,056	4,300
Broadcast licenses and other intangible assets	137,070	130,163
Other, net	2,308	3,101
Total future tax liability	147,125	141,710
Book depreciation in excess of capital cost allowance	18,040	24,139
Loss carryforwards, net of valuation allowances	3,775	14,575
Deferred gain on sale of investment	344	-
Amortization deducted for accounting purposes in excess of tax purposes	10,941	13,560
Differences in tax and accounting cost bases for investments	1,238	2,277
Differences in revenue recognition for tax and accounting purposes	1,380	1,471
Purchase price equation differences	-	54
Other, net	10,353	7,528
Total future tax asset	46,071	63,604
Net future tax liability	101,054	78,106
Less current portion of future tax asset	1,788	9,593
	102,842	87,699

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Significant components of the income tax expense are as follows:

	2009	2008	2007
Current tax expense	42,713	42,840	43,518
Future tax resulting from temporary differences	(26)	6,750	3,189
Future tax resulting from losses	10,784	13,074	14,293
Future tax resulting from tax rate changes	193	(10,266)	(1,631)
Recovery of various future tax liabilities	1,050	(12,841)	-
Other	1,636	(4,038)	444
	56,350	35,519	59,813

The reconciliation of income tax attributable to operations computed at the statutory rates to income tax expense is as follows:

	2009		2008		2007
	$	%	$	%	$	%
Tax at combined federal and provincial rate	1,442	33.0	57,744	34.0	61,055	35.5
Broadcast license and goodwill impairment	54,801	1,252.8	-	-	-	-
Reduction in future taxes resulting from statutory rate change	193	4.4	(10,266)	(6.0)	(1,631)	(0.9)
Recovery of various tax liabilities	1,885	43.1	(13,302)	(7.8)	1,016	0.6
Other	(1,971)	(45.0)	1,343	0.7	(627)	(0.5)
	56,350	1,288.3	35,519	20.9	59,813	34.7

The Company recognizes as a future tax asset the benefit of capital and non-capital loss carryforwards to the extent it is more likely than not that the benefit will be realized. As at August 31, 2009, the Company had available loss carryforwards of approximately $36,700. A future tax asset of $10,694 (2008 - $21,045) has been recognized in respect of these carryforwards, net of a valuation allowance of $6,919 (2008 - $6,470).

The available loss carryforwards will expire as follows:

2010	2,700
2011	1,700
2015	1,100
2026	1,200
2027	700
2028	4,800
2029	7,700
No expiration	16,800
36,700

15.	Business segment information

Historically, the Company’s business activities have been conducted through three operating divisions.  As a result of changes made to Corus’ management structure, commencing in the first quarter of fiscal 2009, the former Content division is now considered part of the Television division and the activities of the Content business are included in the Television division’s results.  Prior period disclosures have been restated to reflect this new structure.  The Company’s business activities are now conducted through two divisions and five segments:

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Radio
The Radio segment comprises 52 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising aired over these stations.  During the fourth quarter of fiscal 2009, the Company’s operating segments were redefined.  Accordingly, results for the Radio business are now presented on a geographic basis for Radio West, Radio Ontario, and Radio Quebec and other.

Television
The Television segment includes interests in several specialty television networks, pay television, conventional television stations, cable advertising services, the Nelvana production studio and the related distribution and licensing business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.  During the fourth quarter of fiscal 2009, the Company’s operating segments were redefined.  Accordingly, results for the Television business are now presented for Kids and Specialty and Pay.

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

Management evaluates each division’s performance based on revenues less direct cost of sales, general and administrative expenses. Segment profit excludes depreciation, interest expense, broadcast license and goodwill impairment charges, disputed regulatory fees and certain other income and expenses (note 13).

Revenues and segment profit

Year ended August 31, 2009
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	258,912	530,014	-	(208)	788,718
Direct cost of sales, general and administrative expenses	198,574	320,869	18,293	(208)	537,528
Segment profit	60,338	209,145	(18,293)	-	251,190
Depreciation	6,798	9,593	4,313	-	20,704
Interest expense	928	5,163	31,335	-	37,426
Broadcast license and goodwill impairment	175,000	-	-	-	175,000
Disputed regulatory fees	2,746	2,512		-	5,258
Other expense, net	7,888	853	(313)	-	8,428
Income before income taxes and non-controlling interest	(133,022)	191,024	(53,628)	-	4,374

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Year ended August 31, 2008
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	286,449	500,966	-	(259)	787,156
Direct cost of sales, general and administrative expenses	210,945	301,361	22,979	(259)	535,026
Segment profit	75,504	199,605	(22,979)	-	252,130
Depreciation	6,533	10,473	5,048	-	22,054
Interest expense	1,042	4,643	35,628	-	41,313
Disputed regulatory fees	6,155	4,781	-	-	10,936
Other expense, net	3,594	6,855	(2,596)	-	7,853
Income before income taxes and non-controlling interest	58,180	172,853	(61,059)	-	169,974

Year ended August 31, 2007
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	275,736	493,320	-	(313)	768,743
Direct cost of sales, general and administrative expenses	198,201	305,090	24,844	(313)	527,822
Segment profit	77,535	188,230	(24,844)	-	240,921
Depreciation	6,195	11,164	4,197	-	21,556
Amortization	-	355	1,200	-	1,555
Interest expense	1,015	741	34,082	-	35,838
Other expense, net	3,911	9,032	(3,143)	-	9,800
Income before income taxes and non-controlling interest	66,414	166,938	(61,180)	-	172,172

In addition to evaluating performance of the divisions in total, management also measures performance at the operating segment level.  The following tables present further details on the operating segments within the Radio and Television divisions:

Revenues

	2009	2008	2007
Radio
West	100,544	115,462	108,624
Ontario	85,185	94,465	92,977
Quebec and other	73,183	76,522	74,135
	258,912	286,449	275,736

Television
Kids	222,925	223,796	229,522
Specialty and Pay	307,089	277,170	263,798
	530,014	500,966	493,320

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Segment profit

	2009	2008	2007
Radio
West	35,319	43,530	41,158
Ontario	23,681	29,449	30,080
Quebec and other	1,338	2,525	6,297
	60,338	75,504	77,535

Television
Kids	89,745	86,640	82,952
Specialty and Pay	119,400	112,965	105,278
	209,145	199,605	188,230

Revenues are derived from the following areas:

	2009	2008	2007
Advertising	420,904	462,711	440,857
Subscriber fees	256,505	225,202	220,292
Other	111,309	99,243	107,594
	788,718	787,156	768,743

Revenues are derived from the following geographical sources, by location of customer:

	2009	2008	2007
Canada	728,277	738,914	718,053
International	60,441	48,242	50,690
	788,718	787,156	768,743

Segment assets

	2009	2008
Radio	-	736,224
West	242,568	-
Ontario	202,918	-
Quebec and other	99,950	-
Television	-	1,179,812
Kids	569,009	-
Specialty and Pay	716,645	-
Corporate	43,613	117,617
	1,874,703	2,033,653

Assets are located primarily within Canada.

Capital expenditures by division

	2009	2008	2007
Radio	5,194	6,900	7,745
Television	3,185	5,457	7,812
Corporate	14,124	5,195	4,730
	22,503	17,552	20,287

Property, plant and equipment are located primarily within Canada.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

16.	Business combinations and dispositions

In fiscal 2009, the Company completed the acquisition of the analog specialty television service Canadian Learning Channel (“CLT”).  The total cash consideration paid was approximately $75.0 million, including customary closing adjustments.  The Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the acquisition on August 22, 2008 and the Company took over ownership and operation of CLT, subsequently rebranded VIVA, on September 1, 2008.  The results of operations of VIVA are included in the Company’s consolidated financial statements from the date of acquisition.  The purchase equation, which was accounted for using the purchase method, is summarized below:

Assigned value of net assets acquired:
Working capital	2,506
Program and film rights	1,501
Broadcast licenses	40,500
Goodwill	43,574
Future tax liabilities	(11,548)
Cash consideration given:	76,533

In fiscal 2009, the Company ceased operations of its residential audio business and completed the sale of selected assets for proceeds of $13,312, resulting in a pre-tax gain of $7,163 (note 13).  Management will be providing operational and consulting services to the purchaser.  Included in the proceeds is a contingent amount of $2,250, which will be recognized on the completion of certain performance-based criteria.

During fiscal 2008, the Company finalized the purchase equation for the acquisition of two radio stations in fiscal 2007, and in an unrelated transaction completed the acquisition of an additional radio station. The impact of these transactions was to increase broadcast licenses by $679 and increase goodwill by $2,022 in fiscal 2008.  The total cash consideration paid in fiscal 2008 was $774 and in fiscal 2007 was $18,047.

In fiscal 2007, the Company completed the acquisition of an additional 10% share of TELETOON, to increase its ownership interest in this television network from 40% to 50%.  The total cash consideration paid was $46,645.  This investment will continue to be accounted for as a joint venture and, as such, the net assets acquired and results of operations are proportionately consolidated from the date of acquisition.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

17.	Joint ventures

The following amounts, included in these consolidated financial statements, represent the Company’s proportionate share in joint ventures:

	2009	2008
Current assets	31,228	31,086
Long-term assets	25,871	38,475
Current liabilities	17,463	28,751
Long-term liabilities	1,468	5,900

Cash provided by operating activities	8,746	3,390
Cash used in investing activities	(413)	(265)

Revenues	49,474	52,560
Expenses	36,928	36,310
Net income for the year	12,546	16,250

18.	Capital management

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders.  The Company defines capital as the aggregate of its shareholders’ equity and long-term debt less cash and cash equivalents.

Total managed capital is as follows:

	2009	2008
Long-term debt	651,767	692,750
Cash and cash equivalents	(10,922)	(19,642)
Net debt	640,845	673,108
Shareholders’ equity	854,278	977,005
	1,495,123	1,650,113

The Company manages its capital structure in accordance with changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may elect to issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances.

The Company monitors capital based on a number of criteria, including: net debt to segment profit ratio and dividend yield.  The Company’s current stated objectives are to maintain a net debt to segment profit ratio of a maximum of 3.0 to 3.5 times, and maintain a dividend yield in excess of 2.5%.  The Company believes that these objectives provide a reasonable framework for providing a return to its shareholders.  The Company is currently operating within these internally imposed constraints.

The Company is not subject to any externally imposed capital requirements, and there has been no change in the Company’s capital management approach during the year.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

19.	Financial instruments

The following table sets out the classification of financial and non-financial assets and liabilities as at August 31, 2009:

	Held for trading	Available for sale	Loans and receivables	Other financial liabilities	Non-financial	Total carrying amount
Cash and cash equivalents	10,922	-	-	-	-	10,922
Accounts receivable	-	-	146,784	-	-	146,784
Investments and other assets	-	196	2,604	-	20,893	23,693
Other non-financial assets	-	-	-	-	1,693,304	1,693,304
Total assets	10,922	196	149,388	-	1,714,197	1,874,703

Accounts payable and accrued liabilities	35	-	-	171,020	-	171,055
Long-term debt	-	-	-	651,767	-	651,767
Other long-term liabilities	17,851	-	-	39,042	16,467	73,360
Other non-financial liabilities	-	-	-	-	102,842	102,842
Total liabilities	17,886	-	-	861,829	119,309	999,024

Fair values
The fair values of financial instruments included in current assets and current liabilities approximate their carrying values due to their short-term nature.

The fair value of publicly traded shares included in investments and other assets is determined by quoted share prices in active markets.  The fair value of other financial instruments included in this category is determined using other valuation techniques.

The fair value of long-term debt is estimated based on discounted cash flows using year-end market yields, adjusted to take into account the Company’s own credit risk.  At August 31, 2009, the Company has estimated the fair value of its long-term debt to be $632,729, compared to its carrying amount of $651,767.

The fair values of financial instruments in other long-term liabilities approximate their carrying values as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

The fair values of derivative financial instruments are determined based on management’s estimates, supported by quotations by the counterparties to the agreements.  In particular, management uses a valuation model that projects future cash flows and discounts the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates, adjusted to take into account the Company’s own credit risk.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Fair value estimates are made at a specific point in time, based on relevant market information andinformation about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Risk management
The Company is exposed to various risks related to its financial assets and liabilities.  These risk exposures are managed on an ongoing basis.

Credit risk
In the normal course of business, the Company is exposed to credit risk from its accounts receivable from customers.  The carrying amounts for accounts receivable are net of applicable allowances for doubtful accounts, which are estimated based on past experience, specific risks associated with the customer and other relevant information.

The Company is also exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments.  The Company manages its counterparty risk by only accepting major financial institutions with high credit ratings as counterparties.

The maximum exposure to credit risk is the carrying amount of the financial assets.

The following table sets out details of the age of receivables and allowance for doubtful accounts as at August 31, 2009:

Trade accounts receivable
Current	73,787
One to three months past due date	49,530
Over three months past due date	12,994
136,311
Other receivables	13,868
150,179
Less allowance for doubtful accounts	3,395
146,784

The following table sets out the continuity for the allowance for doubtful accounts from August 31, 2008:

Balance at August 31, 2008	3,684
Provision for doubtful accounts	1,925
Write-off of bad debts	(2,214)
Balance at August 31, 2009	3,395

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Company manages liquidity risk primarily by maintaining sufficient unused capacity within its long-term debt facility, and by continuously monitoring forecast and actual cash flows.  The unused capacity at August 31, 2009 was $145,000.  Further information with respect to the Company’s long-term debt facility is provided in note 9.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

The following table sets out the undiscounted contractual obligations related to repayment of long-term debt, obligations related to derivative instruments, and program rights payable and other liabilities as at August 31, 2009:

	Total	Less than one year	One to three years	Beyond three years
Long-term debt	655,000	-	655,000	-
Derivative instruments	24,761	16,476	8,285	-
Program rights payable	108,978	78,821	27,320	2,837
Accounts payable and other accrued liabilities	92,234	92,234	-	-
Other long-term liabilities	16,686	-	6,222	10,464
	897,659	187,531	696,827	13,301

In addition to the financial liabilities in the table above, the Company will also pay interest on any long-term debt outstanding in future periods.  In fiscal 2009, the Company incurred interest on long-term debt of $29,350 (2008 - $33,049; 2007 - $33,553).

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuers or factors affecting all instruments traded in the market.

The Company is exposed to foreign exchange risk through its treasury function, international content distribution operations, and U.S. dollar denominated programming purchasing.  The most significant foreign currency exposure is to movements in the U.S. dollar to Canadian dollar exchange rate and the U.S dollar to euro exchange rate.  The impact of foreign exchange on income before income taxes and non-controlling interest is detailed in note 21. An assumed 10% increase or decrease in exchange rates as at August 31, 2009 would not have had a material impact on net loss or other comprehensive loss for the year.

The Company is exposed to interest rate risk on the bankers’ acceptances issued at floating rates under its bank loan facility.  The Company manages this risk through the use of interest rate swaps to fix the interest rate as discussed in note 9.  An assumed 1% increase or decrease in short-term interest rates during the year ended August 31, 2009 would not have had a material impact on net loss for the year.

Other considerations

The Company does not engage in trading or other speculative activities with respect to derivative financial instruments.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

20.	Consolidated statements of cash flows
Additional disclosures with respect to the consolidated statements of cash flows are as follows:

Net change in non-cash working capital balances consists of the following:

	2009	2008	2007
Accounts receivable	12,594	(5,007)	(10,275)
Prepaid expenses and other	(4,239)	186	(2,586)
Accounts payable and accrued liabilities	(16,896)	3,687	(9,939)
Income taxes payable and recoverable	(4,108)	(2,777)	(3,240)
Other long-term liabilities	5,766	(6,881)	(1,662)
Other	(1,426)	(226)	(108)
	(8,309)	(11,018)	(27,810)

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	2009	2008	2007
Interest paid	31,178	35,031	33,928
Interest received	1,206	1,042	841
Income taxes paid	50,104	46,796	47,646

21.	Foreign exchange gains and losses
The Company has reflected certain gains and losses in its consolidated statements of income (loss) as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	2009	2008	2007
Direct cost of sales, general and administrative expenses	(47)	(423)	(363)
Other expense, net	1,739	823	109
Total foreign exchange losses (gains)	1,692	400	(254)

In addition, the Company has reflected exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations as a separate component of other comprehensive loss.  The significant elements that give rise to these gains and losses are the working capital and film investments of the Company’s international film distribution business.

22.	Accumulated other comprehensive loss

	2009	2008
Foreign currency translation adjustment	(11,474)	(12,192)
Unrealized gain (loss) on available-for-sale investments, netof tax of $24	142	(1,297)
Unrealized loss on cash flow hedge, net of tax of $5,177	(12,675)	(6,661)
	(24,007)	(20,150)

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

23.	Reconciliation of Canadian GAAP to U.S. GAAP
The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with Canadian GAAP. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with U.S. GAAP:

Reconciliation to U.S. GAAP

	2009	2008	2007
Net income (loss) using Canadian GAAP	(56,635)	129,835	107,018
Add (deduct) adjustments for:
Discount of program and film rights assets and liabilities (i)	-	-	(499)
Deferred charges	-	-	251
Income tax effect of adjustments	-	-	85
Net income (loss) using U.S. GAAP	(56,635)	129,835	106,855

Comprehensive income (loss) using Canadian GAAP	(60,492)	114,847	106,377
Add (deduct) adjustments for changes in:
Net adjustments to net income (loss) noted above	-	-	(163)
Unrealized gain on investments classified as available-for-sale, net of tax (ii)	-	-	129
Unrealized gain on derivative contracts, net of tax (iii)	-	-	5,540
Comprehensive income (loss) using U.S. GAAP	(60,492)	114,847	111,883

Earnings (loss) per share using U.S. GAAP
Basic	$(0.71)	$1.57	$1.26
Diluted	$(0.71)	$1.54	$1.23

Selected consolidated balance sheet items using U.S. GAAP

	2009		2008
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Broadcast licenses and goodwill (iv)	1,235,770	1,244,055	1,331,345	1,339,630
Future tax liability	102,842	106,369	87,699	91,226
Retained earnings	20,380	25,138	131,594	136,352

The cumulative effect of these adjustments on shareholders’ equity is as follows:

	2009	2008
Retained earnings
Equity in earnings of investees (iv)	4,758	4,758

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Areas of material difference between Canadian GAAP and U.S. GAAP and their impact on the consolidated financial statements are as follows:

(i) Discount of program and film rights assets and liabilities
On September 1, 2007, the Company recorded decreases to program and film rights and other long-term liabilities to reflect the balances as if the effective interest rate method had always been used to record program and film rights assets and liabilities.  This resulted in a net-of-tax transition adjustment of $1,699 to retained earnings on September 1, 2007.  Under U.S. GAAP, a transition adjustment of $902 was made on September 1, 2005, with reductions of $473 and $324 to net income in 2006 and 2007, respectively.  The Company believes this change is preferable as it results in liabilities reflecting the time value of money and also eliminates a GAAP difference.  The new method is an allowable alternative under U.S. GAAP.

(ii) Unrealized gain on investments
Under U.S. GAAP, equity securities having a readily determinable fair value and not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity, net of related income taxes. Prior to the implementation of the new standards on financial instruments, under Canadian GAAP these investments were carried at cost and written down only when there was evidence that a decline in value that was other-than-temporary had occurred. The Company had determined that the decline in fair value was not other-than-temporary, based on the financial condition of the issuer and the fact that the Company had the intent and ability to retain its investment in the issuer for a period of time sufficient to allow for an anticipated recovery in market value. The Company has considered evidence, such as industry analyst reports, that supported this conclusion.

(iii) Derivative instruments and hedging activities
Under U.S. GAAP, all derivative instruments are to be recorded on the consolidated balance sheets at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through income or deferred in other comprehensive income until the hedged item is recognized in income.  Prior to the adoption of the new Canadian financial instruments accounting guidance by the Company in fiscal 2008, this resulted in a GAAP difference.

(iv) Equity in earnings of investees
Under Canadian GAAP, the investments in Nelvana’s 20% interest in TELETOON in fiscal 2001 and Western International Communications Ltd. (“WIC”) in fiscal 2000 were accounted for using the cost method of accounting until CRTC approval was received for the transactions. When the Company received CRTC approval, the amount in the accounts under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under U.S. GAAP, equity accounting for the investments is used from the date the Company first acquired shares in Nelvana and WIC.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

Accounting for uncertain tax positions
The liability for unrecognized tax benefits (“UTBs”) related to permanent and temporary tax adjustments, exclusive of interest, was $4,377 as at August 31, 2009 (2008 - $6,404).  Of this total, $3,179 of tax benefits would favourably affect the Company’s effective tax rate if the benefits were recognized in the consolidated financial statements.

The net change in the liability in fiscal 2008 and 2009 resulted from the following:

UTB balance as at September 1, 2007	18,553
Gross decrease related to tax positions of prior years	(115)
Gross increase related to tax positions of current year	807
Reductions related to the lapse of statute of limitations	(12,841)
UTB balance as at September 1, 2008	6,404
Gross increase related to tax positions of prior years	617
Reductions related to settlements with taxing authorities	(2,644)
UTB balance as at August 31, 2009	4,377

The Company recognizes interest expense and penalties related to UTBs within the provision for income tax expense in the consolidated statements of income (loss).  The liability related to interest and penalties was $910 as at August 31, 2009 (2008 - $1,189).  During the year ended August 31, 2009, the Company recorded a recovery of $279 in respect of interest expense and penalties related to UTBs.

The Company believes it is unlikely that there will be a significant change in the UTB balance in the next 12 months.

The following table summarizes, by major tax jurisdiction, the tax years that remain open to examination by the relevant taxing authorities:

Tax jurisdiction	Years subject to examination
Canada	2005 - forward
Ireland	2003 - forward
United States	2006 - forward

Recent United States accounting pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, “Fair Value Measurements”. This new standard defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This new standard was effective for the Company beginning September 1, 2008, and had no impact on the consolidated financial statements.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

The following table presents information related to the Company’s financial assets and liabilities measured at fair value on a recurring basis and the level within the FAS 157 hierarchy in which the fair value measurements fall as at August 31, 2009:

	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Cash and cash equivalents	10,922	-	-
Investments and other assets	196	-	-
Assets carried at fair value	11,118	-	-

Accounts payable and accrued liabilities	-	35	-
Other long-term liabilities	-	17,851	-
Liabilities carried at fair value	-	17,886	-

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement permits entities the option to measure financial instruments at fair value, thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. This new standard was effective for the Company beginning September 1, 2008, and had no impact on the consolidated financial statements.

In December 2007, the FASB issued Statement No. 141R, “Business Combinations”. The statement requires all business acquisitions to be measured at fair value, the existing definition of a business was expanded, pre-acquisition contingencies are measured at fair value, most acquisition-related costs are recognized as an expense as incurred, as well as other changes. The statement is effective for the Company beginning September 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Financial Statements”. The statement will improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing new accounting and reporting standards. The statement is effective for the Company beginning September 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

24.	Government financing and assistance
Revenues include nil (2008 - $1,704; 2007 - $1,708) of production financing obtained from government programs. This financing provides a supplement to a production series’ Canadian license fees and is not repayable.

As well, revenues include $768 (2008 - $853; 2007 - $804) of government grants relating to the marketing of books in both Canada and international markets. The majority of the grants are repayable if the average profit margin for the three-year period following receipt of the funds equals or is greater than 10%.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

25.	Commitments, contingencies and guarantees
The Company and its subsidiaries are involved in litigation matters arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

The Company has various long-term operating lease agreements for the use of facilities and equipment in each of the next five years and thereafter as follows:

2010	26,601
2011	24,775
2012	21,452
2013	21,274
2014	21,074
Thereafter	331,139
446,315

During fiscal 2009, rental expenses recognized in direct cost of sales, general and administrative expenses totaled approximately $14,623 (2008 - $13,556; 2007 - $13,180).

The Company has entered into various agreements for the right to broadcast or distribute certain film and television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific films and television programs or certain levels of future productions. The acquisition of these broadcast and distribution rights is contingent on the actual delivery of the productions. Management estimates that these agreements will result in future program and film expenditures of approximately $337,204.

The Company has entered into an agreement with a construction company to manage the tenant fit-out of the Toronto Waterfront facility.  The contract for these services will result in expenditures of approximately $44,000 in fiscal 2010.

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties, with limited exceptions.

Many of the Company’s agreements, specifically those related to acquisitions and dispositions of business assets, included indemnification provisions where the Company may be required to make payments to a vendor or purchaser for breach of fundamental representation and warranty terms in the agreements with respect to matters such as corporate status, title of assets, environmental issues, consents to transfer, employment matters, litigation, taxes payable and other potential material liabilities. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is not reasonably quantifiable as certain indemnifications are not subject to a monetary limitation. As at August 31, 2009, management believed there was only a remote possibility that the indemnification provisions would require any material cash payment.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for directors and officers of the Company and its subsidiaries.

Corus and a related party have entered into a contra agreement for the exchange of $2,500 in media time annually for a two-year period.  The Company’s obligation will be settled with a combination of interactive impressions, radio and television spots.

On December 14, 2006, the Federal Court of Canada ruled that the Part II license fees paid by CRTC licensees are an unlawful tax.  Corus has paid these fees since the Company’s inception in 1999, and in fiscal 2006, the last year that the fees were remitted, the Company remitted approximately $5,000 in Part II license fees to the CRTC.  The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision.  On October 7, 2009, subsequent to the end of the fiscal year, an agreement was reached in respect of these fees (note 28).

26.	Related party transactions
The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the year, the Company received cable service subscriber, programming and advertising fees of $114,863 (2008 - $102,415; 2007 - $104,402), production and distribution revenue of $525 (2008 - $850; 2007 - $3,487) and administrative and other fees of $7,234 (2008 - $6,403; 2007 - $5,006) from related parties. In addition, the Company paid cable and satellite system distribution access fees of $6,047 (2008 - $4,478; 2007 - $4,493) and administrative and other fees of $2,810 (2008 - $2,956; 2007 - $2,604) to related parties. As at August 31, 2009, the Company had $22,971 (2008 - $19,413) receivable from related parties.

The Company provided related parties with interactive impressions, radio and television spots in return for television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Included in other investments (note 4) and share capital (note 11) are loans of $1,060 (2008 - $1,342) made to certain executive officers of the Company for housing or investment purposes. The loans are collateralized by charges on the officers’ personal residences and/or by related investment. The loans are non-interest-bearing and are due between December 1, 2011 and October 31, 2022.

CORUS ENTERTAINMENT INC.
Notes to consolidated financial statements
August 31, 2009, 2008 and 2007
(in thousands of Canadian dollars, except share information)

27.	Employee future benefits
The Company has a defined contribution plan for qualifying full-time employees. Under the plan, the Company contributes 5% of an employee’s earnings, not exceeding the limits set by the Income Tax Act (Canada). In late fiscal 2009, the Company temporarily reduced the pension contribution to 1% of qualifying employees’ earnings.  The amount contributed in 2009 related to the defined contribution plan was $4,626 (2008 - $6,195; 2007 - $5,836). The amount contributed is approximately the same as the expense included in the consolidated statements of income (loss).

In fiscal 2008, the Company introduced a non-contributory defined benefit pension plan for certain of its senior executives.  Benefits under this plan are based on the employee’s highest three-year average rate of pay during their most recent ten years of service, and accrue starting from the date of the implementation of the plan.  The Company recorded an expense of $552 in fiscal 2009 in respect of this plan (2008 - $450).

28.	Subsequent events
On October 7, 2009, The Honourable James Moore, Minister of Canadian Heritage and Official Languages, announced a settlement between the Government of Canada and members of the broadcasting industry on the Part II license fee issue.   The agreement has resulted in the Canadian Association of Broadcasters and other named parties (including the Company) discontinuing their appeal before the Supreme Court of Canada challenging the validity of the fees that had been scheduled to be heard on October 19, 2009. The settlement agreement includes waiving Part II license fees that were not collected due to the ongoing legal dispute for the broadcast years 2007, 2008 and 2009.  The Company will reverse its August 31, 2009 accrual of $16,194 in the first quarter of fiscal 2010.  Under this settlement, the Government of Canada is also recommending that the CRTC develop a new Part II fee regime, which would be effective commencing September 1, 2009.